UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 333-272751

Rezolve AI Limited

(Translation of registrant’s name into English)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

On August 15, 2024, Rezolve AI Limited, a private limited company incorporated under the laws of England and Wales (the “Company”), completed the Business Combination, pursuant to which Armada Acquisition Corp. I, a Delaware corporation (“Armada”) became a direct wholly-owned subsidiary of the Company.

On August 15, 2024, the Company issued a press release announcing the consummation of the Business Combination. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description

99.1	Press Release, dated August 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2024

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman